CLEMENT STREET BREWPUB, LLC

SUBSCRIPTION AGREEMENT FOR PREFERRED MEMBERSHIP INTERESTS

This Agreement is made and entered into between CLEMENT STREET BREWPUB, LLC, a California limited liability company (the "*Company*"), and the individual, partnership, corporation, limited liability company or trust executing this Agreement as the investor (the "*Investor*"). This Agreement sets forth the terms under which the Investor will purchase from the Company Preferred Membership Interests ("*Preferred Membership Interests*") in the Company. The Investor acknowledges that she or he has received a copy of, reviewed, and understood the Operating Agreement for the Company, dated August April 10, 2018 (the "*Operating Agreement*"), and that capitalized terms used in this Agreement which are not defined in this Agreement will have the meanings given to those terms in the Operating Agreement. This Agreement is entered into in connection with the offer by the Company (the "*Offering*") of Preferred Membership Interests by the Company's management to a limited number of investors.

NOTICE TO INVESTOR: THE PREFERRED MEMBERSHIP INTERESTS PURCHASED HERBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THIS OFFERING IS MADE IN COMPLIANCE WITH SECTIONS 4(a)(6) AND 4A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND REGULATION CROWDFUNDING (SECTION 227.100 ET SEQ.). SUCH PREFERRED MEMBERSHIP INTERESTS MAY BE NOT OFFERED, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTION THEREFROM. FURTHER RESTRICTIONS ON TRANSFERABILITY OF SUCH PREFERRED MEMBERSHIP INTERESTS ARE CONTAINED IN THIS AGREEMENT AND THE OPERATING AGREEMENT OF THE COMPANY.

1. Subscription.

1.1 Subject to the terms of this Agreement, the Investor hereby subscribes for Preferred Membership Interests (which are being offered at $30,000 per 1.0% limited liability company membership interest in the Company and may be purchased in fractional interests), in the amount indicated in the signature sheet below, and tenders herewith the total purchase price (the "*Subscription Amount*") in immediately available funds.

1.2 The Preferred Membership Interests to be issued on account of this subscription will only be issued in the name of Investor in accordance with the information completed by Investor on the signature page of this Agreement. Investor agrees to execute any and all further documents necessary in connection with becoming a holder of the Preferred Membership Interests.

1.3 Representations and Warranties of Investor. The Investor is making the following representations, warranties, and agreements with the intent that they be relied upon by the Company, and the Investor agrees that such representations, warranties, and agreements shall survive the date of this Agreement and the Investor's purchase of Preferred Membership Interests. Investor hereby represents and warrants to, and agrees with, the Company, the Company's Managers, and each of its officers, persons who control the Company and affiliates of the forgoing, as follows:

2.1 The Investor (i) is, if a natural person, a bona fide permanent resident of and is domiciled in the state shown in the address line of Investor's signature page to the Agreement, and has no present intention of becoming a resident of any other state or jurisdiction; and (ii) is not the owner of either an alcohol distribution business or any retail alcohol business in any U.S. jurisdiction.

2.2 The Investor has read and fully considered the provisions of the Company's Operating Agreement, as well as certain investment materials (the "*Offering Materials*") provided by Company to the Investor. The Investor acknowledges that any information she or he has received concerning the Company's plans for growth and projections concerning anticipated future performance, including such information contained in the Offering Materials, are based on assumptions that may well be inaccurate or incomplete, and the Company's actual performance will be different. The Investor understands that this investment involves a high degree of risk.

2.3 The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risk of an investment in the Preferred Membership Interests and of making an informed investment decision, and is not utilizing any other person to be the Investor's representative in connection with evaluating such merits and risks.

2.4 The Investor is acquiring the Preferred Membership Interests for the Investor's own account, for investment purposes only, and not with a view toward the resale, resyndication, distribution, subdivision, or fractionalization thereof, and has no present intention of selling or transferring or otherwise distributing the same. The Investor has no need for liquidity in this investment, has the ability to bear the economic risk of this investment, at the present time and in the foreseeable future, can afford a complete loss of this investment, and this investment constitutes an appropriate investment for and is not in violation of any investment restrictions (whether by statute, contract, or otherwise) binding upon the Investor.

2.5 The Investor understands that the Company's attorneys and other professional advisors do not represent, and shall not be deemed under applicable codes of professional responsibility to have represented or be representing, Investor or any or all of the other investors participating in the Offering in any respect, and that the Investor has consulted their own legal counsel or other professional advisors as to any legal restrictions on their ability to own the Preferred Membership Interests and as to the precise federal, state, local, and other tax consequences of acquiring, owning, and disposing of the Preferred Membership Interests.

2.6 In making an investment in the Preferred Membership Interests, the Investor acknowledges that no oral guarantees or warranties have been made to the Investor.

2.7 The Investor is aware that all documents, records, and books pertaining to this investment are available at the business offices of the Company at 1885 Fulton St, San Francisco, California, and acknowledges that all documents, records, and books pertaining to this investment requested by the Investor have been made available to the Investor and the persons the Investor has retained, if any, to advise the Investor with respect to this investment, and the Investor and such persons have been supplied with such additional information concerning this investment as has been requested.

2.8 The Investor has consulted such legal, financial, and tax advisers as have been necessary to evaluate the merits and risks of this investment. The Investor acknowledges and is aware that the Company has a limited financial and operating history.

2.9 The Investor agrees that the Preferred Membership Interests (including any interest therein) will not be sold or otherwise disposed of by the Investor unless either (i) the sale or other disposition will be pursuant to a registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), and any applicable securities laws of any state or other jurisdiction; or (ii) the Investor shall have notified the Managers in writing of any desire on the part of the Investor to sell or dispose of all or part of the Preferred Membership Interests and of the manner and terms of the proposed transaction, and the Managers shall have been satisfied (including, without limitation, by means of advice in writing by counsel acceptable to it, if the Managers deem it necessary) that no registration of the Preferred Membership Interests under the Securities Act, or the rules and regulations then in effect thereunder, or any applicable state securities laws, is required in connection with the proposed sale or other disposition. The Investor acknowledges that the Company is under no obligation whatsoever in connection with any such registration or exemption. The Investor acknowledges that all certificates, if any, evidencing ownership of the Preferred Membership Interests or any replacement thereof shall bear an appropriate legend to the effect that the securities evidenced by such certificate are subject to these terms.

2.10 The Investor understands that no federal or state agency has passed on or made any recommendation or endorsement of the Preferred Membership Interests and that the Company is relying on the truth and accuracy of the representations, warranties, and agreements made by the Investor in offering the Preferred Membership Interests for sale to the Investor without having first registered the same under the Securities Act.

2.11 The Investor represents that the Investor has not distributed any materials related to such Investor's investment in the Company to anyone other than the Investor's personal advisers for their review on the Investor's behalf, and that no one other than the Investor's personal advisers have used the Memorandum for any purpose.

2.12 The Investor acknowledges that there have been no representations, guarantees, or warranties made to the Investor by the Company, its Managers, its officers, controlling persons, agents, or employees or any other person, expressly or by implication, with respect to the amount of or type of consideration, profit, or loss (including tax benefits) to be realized, if any, as a result of the Investor's investment.

2.13 The Investor acknowledges that this offering is made pursuant to general advertising or general solicitation rules of the JOBS ACT, specifically in accordance with Section 4(a)(6) of the Securities Act of 1933, as amended. Investor acknowledges that this offering may have been promoted on social media or other methods of public distribution and that the investment in the Company has occurred through the crowdfunding platform, WeFunder in compliance with all crowdfunding rules and regulations.

2.14 The Investor acknowledges, understands and agrees that it is a condition to the Investor's acquisition of the Preferred Membership Interests that the Investor materially comply with the "tied-house" restrictions set forth in Sections 25500-25512 of the California Business and Professions Code. The Investor represents and warrants that the Investor is not a manufacturer, winegrower, manufacturer's agent, rectifier, California winegrower's agent, distiller, bottler, importer, or wholesaler, or any officer, director, or agent of any of the foregoing.

2.15 The Investor does not have a disqualifying criminal record which would result in the Company violating any applicable laws or violate the terms of the Company's alcohol licenses or permits. If the Investor is an individual, the Investor is at least twenty one (21) years of age and has all necessary rights and authority to subscribe and purchase the Shares.

3. Indemnification. The Investor agrees to indemnify and hold harmless the Company, its Managers, and its owners and officials, their affiliates or anyone acting on behalf of the Company from and against any and all damages, losses, costs, and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by the Investor herein, or in any document provided by the Investor to the Company.

4. Transferability. The Investor agrees that she or he shall not transfer or assign this Agreement or any interest herein, and any such transfer or assignment purported to be made shall be null and void and of no effect. The Investor further agrees that any assignment or transfer of the Preferred Membership Interests shall be made only in accordance with the provisions of this Agreement, the Company's governing charter documents as in effect from time to time, and any other agreements to which the Investor is a party that restrict the assignability and/or transferability of the Preferred Membership Interests, including, without limitation, the Operating Agreement.

5. General Provisions.

5.1 The Agreement constitutes the entire agreement between the parties and supersedes and cancels any other agreement, or representation, or communication other than the Operating

Agreement, whether oral or written, between the parties relating to the transactions contemplated herein or the subject matter hereof.

5.2 This Agreement may be executed in more than one counterpart which shall, in the aggregate, be deemed to be the original instrument and agreement between the parties, and copies signed and transmitted electronically in a form readable by the recipient are as binding as if the original was signed in person.

5.3 Any and all notices or other communications required or permitted by this Agreement or by law to be served on or given to any party hereto by any other party hereto shall be, unless otherwise required by law, in writing and deemed duly served and given when actually received either (i) in an electronic form readable by the recipient, or (ii) when delivered by hand, by recognized express delivery services, or via the United State Postal Service, certified registered, return, receipt requested, postage prepaid, addressed to the Company at the business offices at 1785 Fulton St, San Francisco, CA 94117 and to the Investor at its address as set forth on the signature page to this Agreement or otherwise transmitted to the Company from time to time.

5.4 The Investor agrees that, upon acceptance of the Investor's subscription by the Company, the Investor shall become a Member of the Company, and that the Preferred Membership Interests purchased under this Agreement will be subject to the terms and conditions of the Operating Agreement, and the Investor agrees to execute and become a party to the Operating Agreement as a condition to issuance of the Preferred Membership Interests to the Investor.

5.5 No term hereof may by changed, waived, discharged, or terminate orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge, or termination is sought.

5.6 The Agreement shall be construed and enforced in accordance with and governed by the laws of the State of California, without reference to its principles of conflict of laws.

5.7 The benefits of this Agreement shall inure, and the obligations of this Agreement shall be binding upon, the personal representatives, heirs, legatees, permitted successors, and assigns of the parties hereto.

5.8 The Investor agrees that the Investor may not cancel, terminate, or revoke this Agreement of any agreement of the Investor made hereunder.

(Signatures start on the next page)

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

The Clement Street Brewpub, LLC

Founder Signature
_____

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By: _____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited